2008

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 333-151440

United States Steel Corporation

Savings Fund Plan for Salaried Employees

(Full title of the Plan)

United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

(Name of issuer of securities held pursuant to plan and the address of its principal executive offices)

INDEX

The Corporation

Required Information:

The Corporation

United States Steel Corporation is a Delaware corporation. It has executive offices at 600 Grant Street, Pittsburgh, PA 15219-2800. The terms "Corporation," "Company" and "United States Steel" when used herein refer to United States Steel Corporation or United States Steel Corporation and subsidiaries as required by the context. The term "Plan" when used herein refers to United States Steel Corporation Savings Fund Plan For Salaried Employees.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
600 Grant Street
Pittsburgh PA 15219
Telephone (412) 355 6000
Facsimile (412) 355 8089

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the United States Steel Corporation Savings
Fund Plan for Salaried Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of United States Steel Corporation Savings Fund Plan for Salaried Employees (the "Plan") at December 31, 2008 and December 31, 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 26, 2009

UNITED STATES STEEL CORPORATION SAVINGS FUND PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	December 31, 2008	December 31, 2007
Assets		
Investments:		
Investments at fair value	$ 731,018	$ 1,101,422
Receivables:		
Investment sales	230	2,903
Total assets	731,248	1,104,325
Liabilities		
Investment purchases	255	383
Total liabilities	255	383
Net assets available for benefits at fair value	730,993	1,103,942
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	10,934	2,575
Net assets available for benefits	$ 741,927	$ 1,106,517

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	Year Ended December 31, 2008	Year Ended December 31, 2007
Additions		
Earnings/(loss) on investments:		
Interest	$ 14,228	$ 15,552
Dividends	12,941	34,838
Net (depreciation)/appreciation in fair value of investments	(369,831)	85,888
	(342,662)	136,278
Contributions:		
Received from:		
Employers	31,235	24,237
Participants (including rollovers)	45,589	41,529
Total additions	(265,838)	202,044
Deductions		
Benefit payments directly to participants or beneficiaries	99,262	116,195
Administrative expenses	154	137
Total deductions	99,416	116,332
Net (deductions)/additions	(365,254)	85,712
Net transfers to the plan *(see Note 4)*	664	1,552
Net assets available for benefits:		
Beginning of year	1,106,517	1,019,253
End of year	$ 741,927	$ 1,106,517

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

1. ***Plan description*** – The following description provides only general information regarding the United States Steel Corporation Savings Fund Plan for Salaried Employees (the Plan), a defined contribution plan which covers substantially all domestic non-union salaried employees of United States Steel Corporation (the Company) and designated Employing Companies, excluding part-time employees and employees with less than one full month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Summary Plan Description and the Plan Text for a complete description of the Plan. These documents are available from the United States Steel and Carnegie Pension Fund (the Plan Administrator).

   a. ***Contributions*** - Eligible employees may save from 1 percent to 16 percent of base salary (35 percent if annual base salary in the immediately preceding year is equal to or less than the threshold amount for determining highly compensated employees for the year preceding the year in which savings occur) in half percent increments on a pre-tax basis, an after-tax basis or a combination of both. Other qualified plan limits include:

	2008	2007
Dollar Limit on IRC Sec. 401(k) pre-tax contributions	$ 15,500	$ 15,500
Dollar Limit on IRC Sec. 414(v) catch-up contributions	$ 5,000	$ 5,000
Maximum covered compensation[IRC 401(a)(17)]	$ 230,000	$ 225,000
Highly Compensation Employee Definition	$ 105,000	$ 100,000

Depending upon length of service of the eligible employee, savings on the first five to six percent of base salary are matched by company contributions on a dollar-for-dollar basis; however, company contributions for the first two percent of base salary are available for matching only pre-tax savings (waived after the annual pre-tax savings limit for the year is reached). Matching company contributions, which vest when a participant attains three years of continuous service, are initially invested in United States Steel Corporation common stock, whereas each participating employee has the option of having savings invested in full increments of 1 percent among eighteen investment options (as of December 31, 2008), which are listed in Note 11 (also, see Notes 3 and 9). All investments are participant directed. Effective January 1, 2009, due to adverse business conditions, the Company and designated Employing Companies temporarily ceased matching contributions to the Plan.

Marathon Oil Corporation common stock held in the Marathon Stock Fund remains as an option in the Plan but is closed to new investments. Participants are prohibited from purchasing additional shares of the Marathon Stock Fund, but continue to have the option to hold, sell, or withdraw their investment in the Marathon Stock Fund. Dividends from such shares continue to be reinvested in additional Marathon Stock Fund shares.

Separate investment elections cannot be made with respect to pre-tax savings, after-tax savings, and catch-up contributions. All contributions are deposited in the trust on a monthly basis. Monies deposited are reinvested by the Trustee in the investment options specified except that a portion of the assets in certain investments are held as interest-bearing cash to enable the processing of participant transfers on a daily basis.

Eligible non-union salaried employees who were hired into full-time, regular employment on or after July 1, 2003 also participate in a defined contribution Retirement Account maintained under the Savings Fund Plan in lieu of their participation under the United States Steel defined benefit pension plan. In addition to the Retirement Account, these participants are eligible to make contributions and (except for the temporary cessation of matching Company contributions beginning January 1, 2009) are eligible to receive matching Company contributions under the Savings Fund Plan. With respect to the defined contribution Retirement Account component, the Company makes contributions, depending on age and base salary, to the employee's account on a monthly basis. These contributions continue in 2009. Percentages are based upon the age of the participant as of the first day of the month and eligible salary at the time of the contribution, as noted below:

Age	Percentage of Monthly Base Salary
Less than 35	4.75%
35 to less than 40	6.00%
40 to less than 45	7.25%
45 and above	8.50%

Participants become fully vested in the value of the Retirement Account after attaining three years of continuous service.

b. ***Payment of benefits*** - Unmatched after-tax savings can be withdrawn at any time. Pre-tax savings and earnings thereon are available only for withdrawal at termination of employment or age 59½, except under certain financial hardship conditions. Vested company contributions and earnings are available for withdrawal, upon vesting, except that vested company contributions and a participant's matched after-tax savings cannot be withdrawn within 24 months after the contribution is made. A participant who terminates employment for any reason, and who, on the effective date of termination, had three or more years of continuous service, is entitled to receive his or her entire account balance, including all company contributions. A participant who terminates employment for any reason with less than three years of continuous service will forfeit nonvested company contributions unless termination is by reason of permanent layoff, total and permanent disability, or death.

c. ***Forfeited accounts*** - Any forfeited nonvested company contributions ($787,972 in 2008 and $446,707 in 2007), from either the Savings Fund Plan or the Retirement Account, are credited to the Company and applied to reduce any subsequent company contributions required under the Plan. In 2008 and 2007, employer contributions were reduced by $446,707 and $345,093, respectively, from forfeited nonvested accounts.

d. ***Participant accounts*** - Under the investment transfer provisions, a participant can elect to transfer funds (including company matching contributions) between investments on a daily basis. Transfer requests made before the time that markets close on a day stock markets are open are processed after markets close that same day. All other transfer requests are processed after markets close on the next day that the stock markets are open. Transfers are permitted on a daily basis but may be subject to fund specific restrictions and limited by other pending transfers.

All or part of the taxable portion of a lump-sum distribution from the United States Steel Corporation qualified defined benefit retirement plans may be rolled over into a participant's account within 60 days following receipt of the distribution. Employees may also roll over assets from the qualified plans of an active employee's immediately preceding employer (or from a conduit IRA solely containing such assets and earnings). Rollovers in to the Plan for 2008 and 2007 totaled $9.1 million and $10.3 million, respectively.

e. ***Participant loans*** - The loan program enables participants to borrow up to 50 percent of the value of their vested account (other than the Retirement Account) subject to certain provisions. The maximum loan amount is $50,000 and the minimum loan amount is $500. Repayments of loans are made in level monthly installments over a period of not less than twelve months nor more than 60 months. A maximum of two loans can be outstanding at any one time. The interest rate on loans is the rate charged on fully secured loans by the USX Federal Credit Union plus one-half of one percent and remains fixed for the duration of the loan (4.5 percent at December 31, 2008 and 2007). Prepayment of the entire outstanding loan can be made at any time without penalty. When payments are not timely received, the loan amount outstanding at that time becomes subject to taxation.

2. ***Accounting policies***:

a. ***Basis of accounting*** – Financial statements are prepared under the accrual method of accounting.

As described in Financial Accounting Standards Board (FASB) Staff Position, FSP AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans" (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

b. ***Use of estimates*** – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

c. ***Investment valuation*** – The Plan's investments are stated at fair value as defined by Statement of Financial Accounting Standards No. 157 (FAS 157) (see Note 13). Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares received by the Plan at year end. Investments in the Company's common stock and Marathon Oil Corporation common stock are valued at the market closing price as shown on the New York Stock Exchange. Participant loans are valued at their outstanding balances, which approximate fair value. The fair value of the wholly owned guaranteed investment contracts and the underlying wrapper contracts for the MIP II Fund, both within the Group Interest Fund, are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

d. ***Net Appreciation/(Depreciation)*** – The Plan presents in the accompanying Statements of Changes in Net Assets Available for Benefits the net appreciation/(depreciation) in the fair value of its investments which consists of the net realized gains or losses and the net unrealized appreciation or depreciation on those investments.

e. ***Investment by the Trustee*** – Fidelity Management Trust Company (the Trustee) shall invest any monies received with respect to any investment option in the appropriate shares, units or other investments as soon as practicable; provided, however, that the Trustee as directed by the Plan Administrator shall maintain sufficient funds in interest-bearing cash in connection with each investment option to enable the processing of transactions on a daily basis. Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

f. ***Administrative expenses*** – The Plan is responsible for the payment of all costs and expenses incurred in administering the Plan, including the expenses of the Plan Administrator, the fees and expenses of the Trustee and other legal and administrative expenses. To cover these expenses, the Plan Administrator shall utilize the following sources in the priority listed: (1) fees received from any fund provider to reimburse the Plan Administrator for services provided by the Plan Administrator which would otherwise have been provided by the fund provider, (2) loan origination fees, (3) voluntary contributions from the Company and designated Employing Companies to cover cost of administration and (4) assessments against participants' individual accounts. There were no assessments against participants' accounts in either 2008 or 2007.

g. ***Payment of benefits*** – Benefits are recorded when paid.

3. Plan amendments – Effective January 1, 2009, the Plan was amended to temporarily cease company matching contributions.

Effective May 1, 2008, the Plan adopted automatic enrollment at a contribution percentage of 3% per pay period, unless an affirmative election not to contribute to the Plan or to contribute at a different percentage is made. On the anniversary of such date, the 3% Pre-Tax contribution percentage will automatically increase each year by 1% until the contribution percentage reaches 6%. In addition, the Plan specified the default pre-tax savings investment option applicable to participants subject to automatic enrollment as the Fidelity Freedom Fund closest to the year in which the participant will attain age 65 (based on the participant's date of birth).

Effective for distributions approved on or after March 1, 2008, the Plan was amended to include the Catch-Up Contributions Account as an eligible funding source for hardship withdrawals.

Effective January 2, 2008, the Plan document was restated to incorporate previously approved amendments and minor technical and administrative changes.

Effective January 2, 2008, the name of the Morgan Stanley Institutional Mid Cap Growth Portfolio – Institutional Class investment option was changed to Morgan Stanley Institutional Mid Cap Growth Portfolio – Class I.

Effective July 31, 2007, two new investment options were added to the plan – Vanguard Windsor II Fund – Admiral Class and Vanguard Explorer Fund – Admiral Class – allowing participants to take advantage of lower expense ratios. After the close of business on July 31, 2007, no new investments were permitted in the Vanguard Windsor II Fund – Investor Class and Vanguard Explorer Fund – Investor Class and the funds in these investment options were transferred to the Vanguard Windsor II Fund – Admiral Class and the Vanguard Explorer Fund – Admiral Class, respectively.

Effective March 1, 2007, the Plan was amended to allow beneficiaries to roll over qualified plan distributions into an Individual Retirement Account (IRA). Prior to this amendment, eligible rollover distributions from a qualified pension or profit-sharing plan could only be rolled over by the employee or his or her spouse.

Effective January 25, 2007, the Plan was amended to permit reclassification of employee pre-tax savings to Catch-Up Contributions in order for the Plan to comply with tax law requirements.

4. ***Transfers to the plan*** – Net transfers to the plan total $0.7 million in 2008 and $1.6 million in 2007, related to voluntary direct plan transfers from the USS 401(k) Plan for USWA-Represented Employees for employees who transferred from union positions to eligible non-represented positions.

5. ***Employer-related investments*** – Purchases and sales of Company common stock in accordance with provisions of the Plan are permitted under ERISA.

6. ***Tax status*** – The Internal Revenue Service (IRS) has determined and informed the Plan Administrator and Trustee by letter dated June 13, 2003 that the Plan and related trust (as of February 26, 2002) are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended subsequent to the receipt of the determination letter. The Plan filed for a determination letter on January 31, 2008. Receipt of the determination letter from the Internal Revenue Service (IRS) is pending. The Plan Administrator and Tax Counsel for the Plan believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7. ***Plan termination*** – The Plan Sponsor (United States Steel Corporation and affiliated companies) believes the existence of the Plan is in the best interest of its employees and, although it has no intention of discontinuing it, the Plan Sponsor has the right under the Plan to terminate the Plan in whole or in part at any time for any reason. However, in the event of Plan termination, participants would become 100% vested in their employer contributions and the net value of the assets of the Plan shall be allocated among the participants and beneficiaries of the Plan in compliance with ERISA.

8. ***Risks and uncertainties*** – Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

9. ***Investment contracts*** – Through June 30, 2004, certain deposits to the Group Interest Fund (GIF) were invested with one or more insurance companies and/or financial institutions on a competitive bid basis pursuant to contracts by which each company or institution agrees to pay a fixed rate of interest over the term of the contract. The insurance companies maintain the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Funds from maturing contracts are invested in the Fidelity Managed Income Portfolio II, Class 3 (MIP II). At December 31, 2008 and 2007, the Plan held at contract value guaranteed investment contracts in the GIF of $71.5 million (and other net assets at fair value, including the MIP II funds, of $272.1 million) and $147.2 million (and other net assets at fair value, including the MIP II funds, of $213.4 million), respectively.

   As described in Note 2a, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value, as reported to the Plan by the insurance companies, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

   The Company is not aware of any events that would limit the Plan's ability to transact at contract value with the issuer. In addition, the guaranteed investment contracts do not permit the insurance company to terminate the agreement prior to the scheduled maturity date as long as the Plan does not breach any material obligation, representation or certification which would materially affect the insurance company's risk.

   There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Average yields on GIF:

	2008	2007
Based on actual earnings	3.91%	4.22%
Based on interest rate credited to participants	3.51%	4.24%

Interest rates on the guaranteed investment contracts ranged from 3.33 percent to 4.07 percent at December 31, 2008 and 2.87 percent to 4.15 percent at December 31, 2007.

MIP II calculates its net asset value per unit as of the close of business of the New York Stock Exchange. Investments in wrap contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. Underlying debt securities for which quotations are readily available are valued at their most recent bid prices in the principal market in which such securities are normally traded. MIP II consists of 5 wrap contracts, which calls for the application of SOP 94-4-1 for valuation purposes. See Note 2c for detail of investment valuation method.

10. ***Related Party Transactions*** – Certain investments of the Plan are common trusts managed by the Trustee. Therefore, these transactions qualify as party-in-interest transactions. The Trustee collects management fees by offsetting the investment return in an amount as noted by the investment's expense ratio. Therefore, the Plan is not directly billed for these fees.

One investment fund option available to participants is Company common stock. As a result, transactions related to this investment fund qualify as party-in-interest transactions (reference Note 5). Dividends received for 2008 and 2007 were $1.3 million and $0.9 million, respectively. Purchases and sales for 2008 were $164.4 million and $122.7 million, respectively, and purchases and sales for 2007 were $108.3 million and $129.6 million, respectively.

11. ***Investments*** – The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 2008 and 2007 (dollars in thousands):

	December 31, 2008		December 31, 2007	
	$	Shares	$	Shares
Fidelity Managed Income Portfolio II (included in Group Interest Fund Investment Option)	272,086	272,086,228	213,405	213,405,037
Spartan U.S. Equity Index Fund	66,344	2,079,738	111,919	2,156,435
United States Steel Corporation Common Stock Fund	55,384	1,488,820	112,111	927,195
Fidelity US Bond Index Fund	38,908	3,605,930	*	*
Marathon Oil Corporation Common Stock Fund	*	*	83,911	1,378,736
Emerging Markets Stock Fund	*	*	80,701	1,880,264
Morgan Stanley Institutional Mid-Cap Growth Portfolio - Class I Fund	*	*	62,422	1,872,859
Fidelity Diversified International Fund	*	*	61,098	1,531,272
Fidelity Growth & Income Fund	*	*	57,804	2,118,917

* Does not represent > 5% for the year referenced

NOTES TO FINANCIAL STATEMENTS (continued)
December 31, 2008 and 2007

During 2008 and 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows (dollars in thousands as determined by quoted market price):

	Year Ended December 31,	
Investment Option Accounts	2008	2007
United States Steel Corporation Common Stock fund	$ (98,448)	$ 51,158
Emerging Markets Stock Fund	(45,064)	17,370
Marathon Oil Corporation Common Stock Fund	(44,829)	21,421
Spartan U.S. Equity Index Fund	(41,994)	3,719
Fidelity Growth & Income Fund	(29,003)	(7,408)
Morgan Stanley Institutional Mid-Cap Growth Portfolio - Class I Fund	(28,620)	10,424
Fidelity Diversified International Fund	(26,990)	3,751
Legg Mason Value Trust	(18,138)	(4,599)
Vanguard Windsor II Fund - Admiral Class	(10,068)	(3,316)
Fidelity Real Estate Investment Fund	(5,779)	(6,708)
Vanguard Explorer Fund - Admiral Class	(5,276)	(1,224)
Fidelity Freedom 2020 Fund	(4,360)	88
Fidelity Freedom 2010 Fund	(4,222)	(12)
Fidelity Freedom 2030 Fund	(3,339)	134
Fidelity Freedom 2040 Fund	(1,839)	51
Fidelity Freedom 2050 Fund	(771)	(7)
Fidelity Freedom Income Fund	(768)	(50)
Fidelity U.S. Bond Index Fund	(323)	91
Vanguard Explorer Fund - Investor Class	0	522
Vanguard Windsor II Fund - Investor Class	0	483
Total (Depreciation)/Appreciation	$ (369,831)	$ 85,888

12. ***Reconciliation of Financial Statements to 5500*** – The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and December 31, 2007 to Form 5500 (dollars in thousands):

	2008	2007
Net assets available for benefits at fair value per the financial statements	$ 730,993	$ 1,103,942
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	10,934	2,575
Less: Amounts allocated to deemed distributions or benefit payments	705	827
Net assets available for benefits per the Form 5500	$ 741,222	$ 1,105,690

The following is a reconciliation of benefits and distributions paid to participants per the financial statements for the year ended December 31, 2008 to Form 5500 (dollars in thousands):

Benefits payments directly to participants or beneficiaries per the financial statements	$ 99,262
Add: Amounts allocated to deemed distributions at 12/31/08	705
Less: Amounts allocated to benefit payments at 12/31/07	827
Benefits and distributions paid to participants per Form 5500	$ 99,140

Amounts allocated to participants with loans in default are recorded on the Form 5500 as benefits deemed distributed under the Internal Revenue Code but not for financial statement purposes at December 31, 2008, and amounts allocated to participants are recorded on the Form 5500 for benefit claims processed and approved for payment prior to December 31, 2007, but not paid as of that date.

13. ***Fair Value Measurement*** – Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 ("FAS 157"). There was no material impact to the Plan's financial statements upon adoption of FAS 157. FAS 157 establishes a single definition of fair value, creates a three-tier hierarchy as a framework for measuring fair value based on inputs used to value the Plan's investments, and requires additional disclosure about fair value. The hierarchy of inputs is summarized below.

- Level 1 – quoted prices in active markets for identical investments
- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Plan's own assumptions in determining the fair value of investments)

The Plan's assets are classified as follows:

Level 1	Level 2	Level 3
Common stock	Common Collective Trusts	Loans to participants
Mutual Funds		Guaranteed investment contracts

An instrument's level is based on the lowest level of any input that is significant to the fair value measurement. Common stock is valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value (NAV) of shares held by the plan at year end. Common Collective Trusts are valued based on the market value of the underlying investments as priced by an external source. Loans to participants are valued at their outstanding balances, which approximates fair value. Guaranteed investment contracts are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (see Note 9).

The following is a summary of the Plan's assets carried at fair value:

	Investments at Fair Value at December 31, 2008			
	Total	Quoted Prices (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock	$90,483,462	$90,483,462	$ -	$ -
Mutual Funds	294,502,226	294,502,226	-	-
Common Collective Trusts	261,229,988		261,229,988	-
Loans to participants	13,403,409			13,403,409
Guaranteed investment contracts	71,399,280	-		71,399,280
Investments at fair value	$731,018,365	$384,985,688	$261,229,988	$84,802,689

The following table sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008:

	Loans to participants	Guaranteed investment contracts
Balance as of 12/31/07	$13,826,135	$146,232,947
Accrued Interest and Dividends	3,943	3,484,425
Purchases, sales, issuances and settlements, net	(426,669)	(78,318,092)
Balance as of 12/31/08	$13,403,409	$71,399,280

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152/ PN 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008

(a)	(b) Identity of Issuer/Fund Name	(c) Shares	(d) Cost	(e) Current Value
	Corporate Stocks: Common			
	Marathon Oil Corporation	1,282,779	14,396,875	35,096,822
	Marathon Oil Corporation - Stock Purchase Account		-	1,046
	Total		14,396,875	35,097,868

All investments are participant directed.

The information in this schedule has been certified as to its completeness and accuracy by the Trustee.

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152/ PN 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008

(a)	(b) Identity of Issuer/Fund Name	(c) Description	(d) Cost	(e) Current Value
	Loans to Participants: Other			
*	Loan Accounts	Maturity 0-5 years; Interest Rate 4 to 6%; Maturity Value 13,403,409	12,698,350	12,698,350
	Total		12,698,350	12,698,350

* Party-in-interest for which a statutory exemption exists.

All investments are participant directed.

The information in this schedule has been certified as to its completeness and accuracy by the Trustee.

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152/ PN 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008

(a)	(b) Identity of Issuer/Fund Name	(c) Shares	(d) Cost	(e) Current Value
	Value of Interest in Common/Collective Trusts			
*	Fidelity Managed Income Portfolio	272,086,228	272,086,228	261,229,988
	Total		272,086,228	261,229,988

* Party-in-interest for which a statutory exemption exists.

All investments are participant directed.

The information in this schedule has been certified as to its completeness and accuracy by the Trustee.

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152/ PN 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008

(a)	(b) Identity of Issuer/Fund Name	(c) Shares/Face	(d) Cost	(e) Current Value
	Value of Interest in Registered Investment Companies			
*	Fidelity Diversified Intl Fund	1,401,291	45,961,873	30,141,780
*	Fidelity Freedom 2010	936,737	13,281,611	9,704,595
*	Fidelity Freedom 2020	824,297	11,984,388	8,284,186
*	Fidelity Freedom 2030	558,234	8,121,815	5,448,362
*	Fidelity Freedom 2040	542,630	4,542,417	3,033,301
*	Fidelity Freedom 2050	197,916	1,917,498	1,278,538
*	Fidelity Freedom Income	402,671	4,520,432	3,849,537
*	Fidelity Growth & Income	2,026,806	63,707,532	26,693,037
*	Fidelity Real Estate Investment Fund	549,805	16,463,825	8,582,458
*	Fidelity US Bond Index	3,605,930	39,196,551	38,907,985
	Spartan US Equity Index Fund - Fidelity Advantage Class	2,079,738	94,390,358	66,343,656
	Legg Mason Value Trust	449,392	28,149,667	13,522,193
	MAS Funds Mid Cap Growth	1,716,505	40,076,794	30,193,328
	T. Rowe Price Emerging Markets Fund	1,536,275	41,351,406	25,102,738
	Vanguard Explorer Fund - Admiral Class	189,951	12,903,800	7,442,274
	Vanguard Windsor II Fund - Admiral Class	470,939	27,299,693	15,974,258
	Total		453,869,660	294,502,226

* Party-in-interest for which a statutory exemption exists.

All investments are participant directed.

The information in this schedule has been certified as to its completeness and accuracy by the Trustee.

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152/ PN 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008

(a)	(b) Identity of Issuer/Fund Name	(c) Maturity Date	Interest Rate (%)	(d) Contract Value (CV)	(e) Fair Value (FV)	Credit Rating
	Value of Funds Held in Insurance Company General Account					
	Hartford Life GA-10681-B	7/1/2009	4.07	9,872,934	9,824,098	AA-
	Hartford Life GA-10681-A	1/2/2009	3.87	10,384,837	10,384,171	AA-
	Mass Mutual 35103	1/2/2009	3.76	10,048,258	10,047,554	AAA
	Principal Mutual 4-50556-02	1/2/2009	3.80	5,284,438	5,284,079	AA
	Principal Mutual 4-50556-01	1/2/2009	3.33	15,498,808	15,497,369	AA
	Sun America 5112	7/1/2009	3.84	15,287,654	15,289,641	AA
	Travelers GR-18672	7/1/2009	4.00	5,099,835	5,072,368	AA
	Total			71,476,764	71,399,280	

All investments are participant directed.

The information in this schedule has been certified as to its completeness and accuracy by the Trustee.

UNITED STATES STEEL CORPORATION
SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152/ PN 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008

(a)	(b) Identity of Issuer/Fund Name	(c) Shares	(d) Cost	(e) Current Value
	Employer-Related Investments: Employer Securities			
*	United States Steel Corporation	1,488,820	95,922,921	55,384,112
	United States Steel Corporation - Stock Purchase Account		-	1,483
	Total		95,922,921	55,385,595
	Total Investments		920,450,798	730,313,307

* Party-in-interest for which a statutory exemption exists.

All investments are participant directed.

The information in this schedule has been certified as to its completeness and accuracy by the Trustee.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the USS Savings Fund Plan For Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on June 26, 2009.

UNITED STATES STEEL AND CARNEGIE PENSION FUND, AS PLAN ADMINISTRATOR

By: /s/ Roberta J. Cox
Roberta J. Cox
Comptroller & Assistant Secretary

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-151440) of United States Steel Corporation of our report dated June 26, 2009 relating to the financial statements of the United States Steel Corporation Savings Fund Plan for Salaried Employees, which appears in this Form 11-K

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 26, 2009